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THE HARTFORD

May 8, 2012

VIA EDGAR

Ms. Deborah D. Skeens

Senior Counsel — Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-8269

Attn: Division of Investment Management

Re:

Hartford Life Insurance Company Separate Account Seven
Hartford’s Personal Retirement Manager III	333-176150	Accession No. 0001104659-12-034397	811-04972
Hartford’s Personal Retirement Manager Select III	333-176149	Accession No. 0001104659-12-034403	811-04972
Hartford’s Personal Retirement Manager V-A Series III	333-176151	Accession No. 0001104659-12-034400	811-04972
Hartford Life and Annuity Insurance Company Separate Account Seven
Hartford’s Personal Retirement Manager III	333-176152	Accession No. 0001104659-12-034399	811-09295
Hartford’s Personal Retirement Manager V-A Series III	333-176153	Accession No. 0001104659-12-034401	811-09295

Dear Ms. Skeens:

Pursuant to Investment Company Act Release No. 13768 (February 15, 1984), we respectfully request selective review of the above-referenced initial filings.

The referenced registration statements filed with the Securities and Exchange Commission on May 8, 2012 are substantially identical to the post-effective amendment filings reflected in the following table, which were initially filed on February 1, 2012:

Hartford Life Insurance Company Separate Account Seven
Hartford’s Personal Retirement Manager III	333-176150	Accession No. 0001104659-12-005727	811-04972
Hartford’s Personal Retirement Manager Select III	333-176149	Accession No. 0001104659-12-005729	811-04972
Hartford’s Personal Retirement Manager V-A Series III	333-176151	Accession No. 0001104659-12-005730	811-04972
Hartford Life and Annuity Insurance Company Separate Account Seven
Hartford’s Personal Retirement Manager III	333-176152	Accession No. 0001104659-12-005728	811-09295
Hartford’s Personal Retirement Manager V-A Series III	333-176153	Accession No. 0001104659-12-005732	811-09295

These versions were withdrawn at your request in April 2012.  The registration statements filed today incorporate all of the staff comments and our responses thereto; therefore, we are requesting expedited review for today’s filings.  All financial statements, exhibits, and other required disclosure not included in these Registration Statements will be filed by post-effective amendment.

The difference between the prior, approved version of the above-referenced products and the versions filed today is that we have removed the conversion option for all riders. The ability for contract owners to post-issue elect the Daily Lock Income Benefit rider remains intact.

Pursuant to Rule 461 under the Securities Act of 1933, each of the undersigned Registrants hereby request that the above referenced Registration Statements electronically filed via Edgar on Form N-4 be accelerated and declared effective on July 16, 2012, or as soon thereafter as is reasonably practicable.

We appreciate your attention to these filings. If you have any comments or questions, please call me at (860) 843-2021.

HARTFORD LIFE INSURANCE COMPANY

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY

HARTFORD LIFE INSURANCE COMPANY

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY

SEPARATE ACCOUNT SEVEN

By:	David N. Levenson*	*By:	/s/ Elizabeth L. Gioia
	David N. Levenson		Attorney-in-fact
President, Chief Executive Officer
and Chairman of the Board

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.

By:	/s/ Sharon A. Ritchey
Sharon A. Ritchey, Senior Vice President

* Pursuant to Power of Attorney dated April 1, 2012